

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via E-Mail
Brian Barrilleaux
President, Chief Executive Officer and Chief Financial Officer
Solar America Corp.
1135 Hodges Street
Lake Charles, Louisiana 70601

> **Re: Solar America Corp.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-175148**

Dear Mr. Barrilleaux:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger or other business combination.

2. Please note that we may have comments on the legal opinion once you file it and we will need adequate time to review it before we will entertain a request to accelerate the effectiveness of the registration statement.

Front page

3. Please delete the language "If delivery of the prospectus is expected to be made . . ." The registration statement should conform to the current Form S-1 instructions.

4. Please revise to provide information pursuant to Item 501(b)(8)(iii) of Regulation S-K. If you have not made any arrangements to place the funds in an escrow, trust, or similar account, state this clearly as well as the fact that the company, its officers and directors will immediately have access to investor funds.

Table of Contents

5. Please remove "Part II" from the table of contents.

Summary Financial Information, page 4

6. In a similar manner to your statements of operations, please put parentheses around your loss from operations amounts.

Risk Factors, page 5

7. Please add risk factor disclosure regarding the risks of not holding the proceeds of your offering in escrow or other similar arrangement, given that there is no minimum offering amount, as well as the risks associated with your ability to immediately use offering proceeds.

Key Management Personnel, page 8

8. Please explain with greater specificity why the loss of your CEO would result in harm to you.

Plan of Distribution, page 18

9. Please disclose more detail regarding the manner in which these securities will be offered and how investors will learn about the offering. For instance, will the responsible individual solicit investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Provide us supplementally with copies of any materials that they intend to use in this regard.

10. Please clarify in this section and the cover page that investor funds will be immediately available to you and not returned under any circumstances during or after the offering.

11. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Outside Back Cover Page

12. Please provide the dealer prospectus delivery obligation information pursuant to Item

502(b) of Regulation S-K on the outside back cover page of the prospectus.

Interests of Named Experts and Counsel, page 20

13. Please disclose the address of counsel who passed on the legality of the shares being issued. Refer to paragraph 23 of Schedule A of the Securities Act.

14. Please revise to remove the reference to the "Selling Stockholders."

Description of Business, page 20

15. Please disclose more information about Solar N Stuff's business history and current operations.

16. We note the description of Mr. Barrilleaux's work experience with concrete products on page 30 but no information about his experience in the alternative energy systems integration area. In light of this disclosure, please explain the statement that you are an established alternative energy system integrator with the requisite technical background, experience, and other capabilities necessary to design and install RPP. Systems. Include risk factor disclosure related to your experience in the industry.

Competition and Market overview, page 23

17. Please identify the sources for the industry information you provide here and elsewhere in the prospectus. In this regard, if the source of the factual statements you make, is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. If you funded or were otherwise affiliated with any of the sources that you cite, including SolarBuzz, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 under and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

Employee/Contractors, page 24

18. We note disclosure in the sixth sentence that none of your employees are covered by employment agreements. However, we note disclosure in footnote 2 in the Executive Compensation section on page 30 that you have a verbal agreement with Ms. Moss. Please revise to make your disclosure consistent.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 25

19. Please revise your business or MD&A section to describe in greater detail the company's plan of operation for the next twelve months. Provide details of your specific plan of operation, including detailed milestones. In addition to the anticipated time frame for beginning and completing each milestone, disclose the categories of expenditures and the expected sources of such funding. Please explain how the company intends to accomplish each of the milestones at different levels of funding.

20. Please expand your results of operations section to discuss in detail the reasons for the results discussed.

21. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. We note that the company had a loss from continuing operations. For a more detailed discussion of what is expected in the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003.

Liquidity and Capital Resources, page 27

22. On January 1, 2011, you entered into a three-year non-exclusive dealer agreement with Solatube, Inc. to distribute certain products. Under the terms of the dealer agreement, there are minimum purchase requirements. During 2011, the amount of the minimum purchase requirement is $216,675. Please provide the following disclosures regarding this agreement in your liquidity and capital resources discussion:

- The significant terms of this agreement;

- The consequences of not being able to meet the minimum purchase requirements; and

- Given your current liquidity situation, your other required uses of cash, and the net proceeds of this offering if 100% of shares are sold would only be $84,000, please disclose how you anticipate having sufficient funds to meet the minimum purchase requirements of this agreement.

Financial Statements

General

23. You disclose that you are a development stage company on page 25. Please tell us how you made this determination based on the guidance provided in ASC 915. Please also tell us what consideration you gave to providing the additional financial information and disclosures required by ASC 915-205-45 and ASC 915-235-50. Please also see Rule 10-01(a)(7) of Regulation S-X.

Directors, Executive Officers, Promoters and Control Persons, page 29

24. Please revise the business experience of each of the directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e) of Regulation S-K.

Executive Compensation, page 30

25. We note that footnote 1 to the table discloses that Salty Pepper Corp. received shares for services rendered. Please revise to disclose the services Salty Pepper Corp. provided to receive such compensation.

Consolidated Statements of Operations, page F-3

26. Given that it does not appear you allocate depreciation to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Notes to the Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

27. You state that revenue is derived primarily from providing services under short-term negotiated fixed and variable fee arrangements. Your statements of operations indicate that the majority of your revenue is derived from the sale of products. Please advise or revise your disclosures as necessary. Please also clearly disclose your revenue recognition policy related to each source of revenue. For example, it appears that you may record revenues from the installation or maintenance of your products. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Note 3 - Business Combinations, page F-9

28. Please help us better understand the transactions which took place prior to your acquisition of Solar N Stuff, Inc. You were incorporated on August 12, 2010. On December 6, 2010, Brian Barrilleaux became your CEO, President, and Chairman and also owned 100% of your common stock in the name of Salty Pepper Corp. Prior to the transaction on December 6, 2010, please tell us whether there were any other holders of your common stock. Please also tell us and disclose the nature of any relationship Brian Barrilleaux had with you or Solar N Stuff, Inc. prior to this transaction on December 6, 2010.

Note 5 - Common Stock, page F-10

29. On December 6, 2010, you issued 10,000,000 shares of common stock to Salty Pepper Corp., a company wholly-owned by your Chairman and President, for compensation of consulting services. You recorded $10,000 of compensation expense related to this issuance. Please provide us with an analysis of each equity issuance since June 1, 2010, including the transaction on December 6, 2010:

- Please identify the parties, including any related parties;

- Please tell us the nature of the consideration; and

- Please tell us the fair value and your basis for determining fair value;

    o Please indicate whether the fair value was contemporaneous or retrospective.

    o To the extent applicable, reconcile the fair value you used for equity transactions to your offering price per share of $0.02; and

    o Please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

30. On page 27, you indicate the transaction with Salty Pepper Corp. occurred on August 8, 2010, which appears to be a typographical error. Please revise your disclosures as necessary.

Note 8. Commitments and Contingencies, page F-11

31. We note disclosure of your agreement with Solatube. This appears to be a material agreement. Please file your agreement with Solatube as an exhibit in the next amendment. Please also describe your agreement with Solatube in greater detail in the "Principal Suppliers" section on page 23, including the minimum purchase requirements and principal terms of this non-exclusive agreement.

Note 10 - Subsequent Events, page F-12

32. Please disclose the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Signatures, page 39

33. We note that Ms. Moss and Mr. Barrilleaux have each signed the registration statement on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your directors. Your registration statement must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the registration statement. Please see signature page instructions 1 and 2 of Form S-1. Please revise accordingly.

Exhibit 23.1

34. Your auditors' consent only refers to their audit of the financial statements of Solar America Corporation as of December 31, 2010. In a similar manner to their report on page F-1, please make arrangements with your auditors to have them revise their consent to refer to all of the financial statements and corresponding periods covered by their audit report, including the financial statements of Solar N Stuff, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Via E-Mail
        Joseph Lucosky, Esq.
        Lucosky Brookman LLP
        33 Wood Avenue South, 6th Floor
        Iselin, New Jersey 08830